Exhibit 99.(k)(2)

Little Harbor Advisors, LLC

30 Doaks Lane

Marblehead, Massachusetts 01945

[_________], 2014

Little Harbor MultiStrategy Composite Fund

c/o Little Harbor Advisors, LLC

30 Doaks Lane

Marblehead, Massachusetts 01945

Re:

Agreement to Waive/Reimburse Certain Fees and Expenses

Ladies and Gentlemen:

Little Harbor Advisors, LLC (the “Investment Manager”) agrees that if at any time during the period beginning on the date that Little Harbor MultiStrategy Composite Fund (the “Fund”) commences investment operations and ending on March 31, 2016 “Administration Expenses” (as defined below) incurred by the Fund exceed an annual rate of 0.45 percent of the Fund’s net assets, the Investment Manager will waive the management fees it is otherwise due from Fund and/or reimburse the Fund in an amount equal to the amount of the excess (collectively, the “Waived/Reimbursed Amount-Administration”).  “Administration Expenses” means all fund administration and fund accounting servicing fees payable by the Fund under the Fund’s agreement with the Fund administrator.  For the avoidance of doubt, “Administration Expenses” does not include any investment management fee, incentive fee, custodial, transfer agency and other service provider costs, distribution or servicing fee, fees and expenses of the investment funds in which the Fund invests, brokerage costs, interest payments (including any interest expenses, commitment fees, or other expenses related to any line of credit of the Fund), taxes, costs of litigation and extraordinary expenses, in each case, as determined in the Investment Manager’s sole discretion.

The Investment Manager also agrees that it will pay on behalf of the Fund all “Organization Costs.”  “Organizational Costs” means those expenses incurred by the Fund or persons acting on the Fund’s behalf (including the Fund’s trustees and promoters) to organize the Fund and offer its shares to the public, including (i) filing fees and expenses, (ii) fees incurred for legal services pertaining to the organization of the Fund, the drafting of an agreement and declaration of trust, bylaws, investment management and forms of sub-advisory agreements, administration, custody and transfer agent agreements, and performing research and consultation services in connection with the initial meetings of trustees,; and (iii) legal and other fees incurred to prepare the Fund’s Registration Statement on Form N-2, including the amendments and exhibits thereto up to the time that the Fund’s Registration Statement is declared effective by the U.S. Securities and Exchange Commission (the “SEC”) and the Fund has filed with the SEC a definitive prospectus.

If at any point during the 5-year period after the Fund commences investment operations the amount of Administration Expenses is less than an annual rate of 0.45 percent of the Fund’s net assets, the Fund will pay to the Investment Manager an amount equal to the difference; provided that the aggregate amount paid to the Investment Manager pursuant to this paragraph may not exceed the sum of the Waived-Reimbursed Amount-Administration and the aggregate amount of all Organizational Costs.

This letter agreement may not be terminated or amended by the Investment Manager or the Fund without the consent of the Trustees.

The Investment Manager understands and intends that the Fund will rely on this undertaking in preparing and filing its Registration Statement on Form N-2, including any amendment thereof, with the SEC, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes, and the Investment Manager expressly permits the Fund to do so.

LITTLE HARBOR ADVISORS, LLC

By:

______________________________

Name:

Title:

ACCEPTED AND AGREED:

LITTLE HARBOR MULTISTRATEGY COMPOSITE FUND

By:  ______________________________

Name:

Title:

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